Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$116,753	$80,443	$95,160	$40,377	$16,543
Fixed charges	87,825	96,367	93,889	97,423	97,739
Capitalized interest	(8,202)	(6,888)	(5,310)	(2,731)	(1,031)
Distributions of earnings from unconsolidated affiliates	4,011	4,901	2,687	3,965	4,592
Total earnings	$200,387	$174,823	$186,426	$139,034	$117,843

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$73,142	$82,245	$82,287	$88,838	$92,838
Amortization of debt issuance costs	3,506	3,645	3,082	3,802	3,685
Financing obligation interest expense/(income)	—	162	(242)	(754)	(1,317)
Capitalized interest	8,202	6,888	5,310	2,731	1,031
Interest component of rental expense	2,975	3,427	3,452	2,806	1,502
Total fixed charges	87,825	96,367	93,889	97,423	97,739
Preferred Unit distributions	2,501	2,506	2,507	2,508	2,508
Total fixed charges and Preferred Unit distributions	$90,326	$98,873	$96,396	$99,931	$100,247

Ratio of earnings to fixed charges	2.28	1.81	1.99	1.43	1.21
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.22	1.77	1.93	1.39	1.18